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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d–1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d–2(b)

Document Sciences Corporation
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
25614R105
(CUSIP Number)
April 4, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25614R105	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Mercury Fund IV, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
11-3669642

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		45,000(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		45,000(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

45,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.04%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Kevin C. Howe (“Mr. Howe”) exercises voting and disposition power over such shares on behalf of Mercury Management, L.L.C. (“Mercury Management”), the General Partner of Mercury Ventures, Ltd. (“Mercury Ventures”), which is the General Partner of Mercury Fund IV, Ltd. (“Mercury IV”).
(2) Assumes a total of 4,343,864 shares of common stock outstanding based on Document Sciences Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006.

CUSIP No.	25614R105	Page	3	of	12

1	NAMES OF REPORTING PERSONS: Mercury Fund V, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
27-0073981

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		158,000(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		158,000(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

158,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.64%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury Fund V, Ltd. (“Mercury V”).
(2) Assumes a total of 4,343,864 shares of common stock outstanding based on Document Sciences Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006.

CUSIP No.	25614R105	Page	4	of	12

1	NAMES OF REPORTING PERSONS: Mercury Ventures, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2796235

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		203,000(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		203,000(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

203,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.67%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 45,000 shares owned by Mercury IV and 158,000 shares owned by Mercury V.
(2) Assumes a total of 4,343,864 shares of common stock outstanding based on Document Sciences Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006.

CUSIP No.	25614R105	Page	5	of	12

1	NAMES OF REPORTING PERSONS: Mercury Management, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2796232

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		203,000(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		203,000(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

203,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.67%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 45,000 shares owned by Mercury IV and 158,000 shares owned by Mercury V.
(2) Assumes a total of 4,343,864 shares of common stock outstanding based on Document Sciences Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006.

CUSIP No.	25614R105	Page	6	of	12

1	NAMES OF REPORTING PERSONS: Kevin C. Howe

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		210,112(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		210,112(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

210,112(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.84%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 45,000 shares owned by Mercury IV, 158,000 shares owned by Mercury V and 7,112 shares owned by Mr. Howe directly.
(2) Assumes a total of 4,343,864 shares of common stock outstanding based on Document Sciences Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, of which 1.04% are owned by Mercury IV, 3.64% are owned by Mercury V and .16% are owned by Mr. Howe directly.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	25614R105	Page	7	of	12
Introduction
     Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, Mercury Fund IV, Ltd. (“Mercury IV”), Mercury Fund V, Ltd. (“Mercury V”), Mercury Ventures, Ltd. (“Mercury Ventures”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”) are making this joint filing on Schedule 13G.
Item 1(a). Name of Issuer:
          Document Sciences Corporation, a Delaware corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
          5958 Priestly Drive, Carlsbad, California 92008
Item 2(a). Name of Person Filing:
          Mercury Fund IV, Ltd.
          Mercury Fund V, Ltd.
          Mercury Ventures, Ltd.
          Mercury Management, L.L.C.
          Kevin C. Howe
Item 2(b). Address of Principal Business Office or, if None, Residence:
The principal business office of Mercury IV, Mercury V, Mercury Ventures, Mercury Management and Mr. Howe is 5416 Arbor Hollow, McKinney, Texas 75070
Item 2(c). Citizenship:
          Mercury IV’s place of organization is Texas
          Mercury V’s place of organization is Texas
          Mercury Ventures’ place of organization is Texas
          Mercury Management’s place of organization is Texas
          Mr. Howe is a citizen of the United States
Item 2(d). Title of Class of Securities:
          Common Stock, $0.001 par value per share
Item 2(e). CUSIP Number:
          25614R105

CUSIP No.	25614R105	Page	8	of	12
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
          Not Applicable.
Item 4. Ownership as of April 4, 2007:

Mercury IV

(a) Amount beneficially owned:	45,000	(1)

(b) Percent of class:	1.04	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	45,000	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	45,000	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV.

(2) Assumes a total of 4,343,864 shares of common stock outstanding based on Document Sciences Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006.

CUSIP No.	25614R105	Page	9	of	12
Mercury V

(a) Amount beneficially owned:	158,000	(1)

(b) Percent of class:	3.64	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	158,000	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	158,000	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury V.

(2) Assumes a total of 4,343,864 shares of common stock outstanding based on Document Sciences Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006.
Mercury Ventures

(a) Amount beneficially owned:	203,000	(1)

(b) Percent of class:	4.67	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	203,000	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	203,000	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)  Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 45,000 shares owned by Mercury IV and 158,000 shares owned by Mercury V.

(2)  Assumes a total of 4,343,864 shares of common stock outstanding based on Document Sciences Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, of which 1.04% are owned by Mercury IV and 3.64% are owned by Mercury V.

CUSIP No.	25614R105	Page	10	of	12
Mercury Management

(a) Amount beneficially owned:	203,000	(1)

(b) Percent of class:	4.67	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	203,000	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	203,000	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 45,000 shares owned by Mercury IV and 158,000 shares owned by Mercury V.

(2)	Assumes a total of 4,343,864 shares of common stock outstanding based on Document Sciences Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, of which 1.04% are owned by Mercury IV and 3.64% are owned by Mercury V.
Mr. Howe

(a) Amount beneficially owned:	210,112	(1)

(b) Percent of class:	4.84	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	210,112	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	210,112	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 45,000 shares owned by Mercury IV, 158,000 shares owned by Mercury V and 7,112 shares owned by Mr. Howe directly.

(2)	Assumes a total of 4,343,864 shares of common stock outstanding based on Document Sciences Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, of which 1.04% are owned by Mercury IV, 3.64% are owned by Mercury V and .16% are owned by Mr. Howe directly.
Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

CUSIP No.	25614R105	Page	11	of	12
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.
Item 8.	Identification and Classification of Members of the Group:

The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):

Mercury Fund IV, Ltd.

Mercury Fund V, Ltd.

Mercury Ventures, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe
Item 9.	Notice of Dissolution of Group:

Not Applicable.
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Remainder of Page Intentionally Left Blank]

CUSIP No.	25614R105	Page	12	of	12
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2007	MERCURY FUND IV, LTD.

	By:	MERCURY VENTURES, LTD. General Partner

	By:	MERCURY MANAGEMENT, L.L.C. General Partner

		By:	/s/ Kevin C. Howe

Name: Kevin C. Howe
Title: Manager

April 10, 2007	MERCURY FUND V, LTD.

	By:	MERCURY VENTURES, LTD. General Partner

	By:	MERCURY MANAGEMENT, L.L.C. General Partner

		By:	/s/ Kevin C. Howe

Name: Kevin C. Howe
Title: Manager

April 10, 2007	MERCURY VENTURES, LTD.

	By:	MERCURY MANAGEMENT, L.L.C. General Partner

	By:	/s/ Kevin C. Howe

	Name:	Kevin C. Howe
	Title:	Manager

April 10, 2007	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe

	Name:	Kevin C. Howe
	Title:	Manager

April 10, 2007	/s/ Kevin C. Howe

Name: Kevin C. Howe